VIA FACSIMILE
									August 19, 2005

Dr. A.S. Nakadar
President and Chief Executive Office
Muslim Media Network, Inc.
29004 West Eight Mile Road
Farmington, Michigan

Re: 	Muslim Media Network, Inc.
      Registration Statement on Form SB-2
      Filed July 27, 2005
	File No. 333-125312

Dear Dr. Nakadar:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Update the financial statements to comply with Item 310(g) of Regulation S-B at the effective date of the registration statement.

2. Each amendment to the registration statement should include a currently dated consent of the independent registered public accounting firm.

Use of Proceeds, page 12

3. Please include a line item of known liabilities that Muslim
Media
has assumed from AN - NAS. Please provide disclosure of the terms of any debt that you plan to service or retire with the proceeds of this offering.

Plan of Distribution, page 16

4. We note your supplemental response to comment 28 of our June
23,
2005 letter that officers, directors, and employees may purchase shares in the offering to satisfy the minimum. However, the disclosure on page 17 only states that officers and directors may purchase shares. Please revise this section accordingly.

5. To the extent you are advertising this offering in the Muslim Observer, please confirm that your ad will not contain any information, such as an invitation to a meeting, that is not contemplated by Rule 134. To the extent that you intend to mail invitations or other information not contemplated by Rule 134, please confirm your understanding that the registration statement will first have become effective and that a prospectus must be delivered to each recipient prior to or at the same as any such mailing.

Description of Business, page 22

6. Please disclose a timeframe for the establishment of each aspect of your business discussed.

Business Strategy
Print Media, page 25

7. We note the disclosure of the costs of establishing regional offices. Please clarify what this would entail.

8. Please file your agreement with The Marketing Source as an exhibit and disclose its material terms in the prospectus.

Muslim Media News Service (MMNS), page 26

9. Please disclose the reports threshold that would precipitate the solicitation of your services to media agencies.

10. Because of the apparently key role that the Canadian journalist will play in your operations, consider what, if any, disclosure needs to be made pursuant to Item 401(b) of Regulation S-B and if your business will be substantially dependent on this individual, please file any employment contracts as exhibits.

Internet Media, page 26

11. Please specify what the $35,000 per year estimated for internet media will be comprised of. Break out the costs of technology, salaries, etc.





Printing Business, page 27

12. Please clarify the purpose of the database. Will this be a database of Muslim households and businesses that you will compile and then resell? If so, what are the costs of such compilations? Will this entail obtaining permission from those listed on the database? Also, explain how the database will serve as a printing service.

Radio
Television (TV), page 27

13. Please disclose that there is no guarantee that you will achieve the maximum net revenues estimated in this section.

Revenue Sources, page 30

14. We note the information and additional disclosure you provided in response to prior comment 30 for subscription rates. Please provide similar information on your advertising rates.

Legal Opinion

15. Please file your legal opinion as soon as possible to allow enough time for our review.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Bret Johnson at (202) 551-3753 or Nathan
Cheney
at (202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 551-3729 with any other questions.

      					Sincerely,


								Pamela A. Long
								Assistant Director

CC:	Daniel R. Boynton, Esq.
	(248) 649-6442
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Dr. A.S. Nakadar
Muslim Media Network, Inc.
Page 1 of 4


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE